Exhibit 99.1

Eco Wave Power to Discuss Fourth Quarter and Full Year 2021 Results in a Webcast on March 1, 2022

Stockholm, Sweden – February 15, 2022 - Eco Wave Power Global AB (publ) (Nasdaq First North Growth Market: ECOWVE and Nasdaq US: WAVE) (“Eco Wave Power” or the “Company”) is pleased to announce that it will release its financial results for the fourth quarter and full year 2021 on Monday, February 28, 2022, after the closing of the U.S. market.

Inna Braverman, the Founder and Chief Executive Officer of Eco Wave Power, will discuss the results in a live video webcast at 10:00 a.m. ET (4:00 p.m. CET) on Tuesday, March 1, 2022.

Interested parties can access the event through the following Zoom Link: Eco Wave Power Webcast.

A replay will be available on the Company’s website (www.ecowavepower.com) after the conclusion of the live event.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North Growth Market and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the Company’s Certified Advisor on Nasdaq First North Growth Market (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com